Exhibit 99.3

Lavoro Limited

Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2023

Content

Unaudited interim condensed consolidated financial statements
Interim condensed consolidated statement of financial position		5
Interim condensed consolidated statement of profit or loss		7
Interim condensed consolidated statement of comprehensive income or loss		8
Interim condensed consolidated statement of changes in equity		9
Interim condensed consolidated statement of cash flows		10

1.	Background information	12
2.	Significant accounting policies	15
3.	Segment information	20
4.	Cash equivalents	24
5.	Trade receivables	24
6.	Financial instruments	25
7.	Financial and capital risk management	28
8.	Inventories	35
9.	Taxes recoverable	36
10.	Commodity forward contracts – Barter transactions	36
11.	Right-of-use assets and lease liabilities	37
12.	Property, plant and equipment	39
13.	Intangible assets	40
14.	Trade payables	42
15.	Borrowings	42
16.	Obligations to FIAGRO quota holders	44
17.	Payables for the acquisition of subsidiaries	45
18.	Acquisition of subsidiaries	45
19.	Accounting considerations related to the SPAC Transaction	52
20.	Income taxes	54
21.	Provisions for contingencies	56
22.	Advances from customers	56
23.	Related parties	57
24.	Equity	58
25.	Revenue from contracts with customers	63
26.	Costs and expenses by nature	64
27.	Finance income (costs)	65
28.	Other operating (expenses) income, net	66
29.	Non-cash transactions	67
30.	Subsequent events	67

4

Interim condensed consolidated statement of financial position As of (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	March 31, 2023	June 30, 2022
		Unaudited	Audited
Assets
Current assets
Cash equivalents	4	739,085	254,413
Trade receivables	5	4,679,529	1,794,602
Inventories	8	2,133,367	1,749,041
Taxes recoverable	9	132,370	93,725
Derivative financial instruments	7.h	101,471	7,677
Commodity forward contracts	10	62,463	32,800
Advances to suppliers		222,064	383,257
Other assets		58,750	60,165

Total current assets		8,129,099	4,375,680

Non-current assets
Restricted cash	19	147,003	1,344
Trade receivables	5	60,920	39,751
Other assets		230	2,473
Judicial deposits		8,723	3,887
Right-of-use assets	11	163,297	140,179
Taxes recoverable	9	127,956	50,937
Deferred tax assets	20	285,174	200,986
Property, plant and equipment	12	175,747	146,205
Intangible assets	13	796,757	724,321

Total non-current assets		1,765,807	1,310,083

Total assets		9,894,906	5,685,763

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

5

Interim condensed consolidated statement of financial position As of (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	March 31, 2023	June 30, 2022
		Unaudited	Audited
Liabilities
Current liabilities
Trade payables	14.a	4,590,284	2,301,700
Trade payables – Supplier finance		4,918	-
Lease liabilities	11	88,463	69,226
Borrowings	15	1,334,690	681,217
Obligations to FIAGRO quota holders	16	147,119	-
Payables for the acquisition of subsidiaries	17	211,517	111,684
Derivative financial instruments	7.h	24,552	7,121
Commodity forward contracts	10	144,111	27,038
Salaries and social charges		215,094	187,285
Taxes payable		60,699	34,216
Dividends payable		411	411
Advances from customers	22	342,841	320,560
Other liabilities		123,565	95,893

Total current liabilities		7,288,264	3,836,351

Non-current liabilities
Trade payables	14.a	2,709	-
Lease liabilities	11	91,805	86,027
Borrowings	15	70,512	29,335
Payables for the acquisition of subsidiaries	17	43,485	52,747
Provision for contingencies	21	9,856	2,966
Warrant liabilities	19	32,459	-
Liability for FPA Shares	19	146,674	-
Other liabilities		-	1,119
Taxes payable		650	-
Deferred tax liabilities	20	11,519	7,491

Total non-current liabilities		409,669	179,685

Equity / Net investment	24
Net investment from the parent			1,451,647
Share Capital		591	-
Additional Paid-in Capital		2,155,391	-
Capital reserve		12,647	-
Other comprehensive loss		(45,171)	-
Accumulated losses		(178,237)	-
Equity attributable to shareholders of the Parent Company / Parent Company's Net investment		1,945,221	1,451,647
Non-controlling interests		251,752	218,080
Total equity / net investment		2,196,973	1,669,727

Total liabilities and equity / net investment		9,894,906	5,685,763

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

6

Interim condensed consolidated statement of profit or loss (In thousands of Brazilian reais - R$, except if otherwise indicated)

		Three-month period ended March 31,		Nine-month period ended March 31,
	Notes	2023	2022	2023	2022
		Unaudited		Unaudited

Revenue	25	2,526,155	2,609,800	8,032,330	6,624,581
Cost of goods sold	26	(2,152,758)	(2,166,538)	(6,533,610)	(5,481,228)

Gross profit		373,397	443,262	1,498,720	1,143,353

Operating expenses
Sales, general and administrative expenses	26	(303,900)	(232,096)	(912,221)	(697,163)
Other operating (expenses) income, net	28	(332,235)	(16,195)	(300,525)	35,001

Operating (loss) profit		(262,738)	194,971	285,974	481,191

Finance Income (costs)
Finance income	27	167,112	141,896	324,354	342,312
Finance costs	27	(319,618)	(227,378)	(802,654)	(477,909)

Profit (loss) before income taxes		(415,244)	109,489	(192,326)	345,594

Income taxes
Current	20	(3,618)	(29,171)	(17,921)	(117,836)
Deferred	20	32,864	(4,707)	88,138	13,432

Profit (loss) for the period		(385,998)	75,611	(122,109)	241,190

Attributable to:
Net investment of the parent/ Equity holders of the parent		(387,547)	66,604	(178,237)	187,643
Non-controlling interests		1,549	9,007	56,128	53,547

Earnings (loss) per share
Basic, profit (loss) for the period attributable to net investment of the parent/ equity holders of the parent	24	(3.41)	0.58	(1.57)	1.65
Diluted, profit (loss) for the period attributable to net investment of the parent/ equity holders of the parent	24	(3.41)	0.58	(1.57)	1.65

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

7

Interim condensed consolidated statement of comprehensive income or loss (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Three-month period ended March 31,		Nine-month period ended March 31,
	2023	2022	2023	2022
	Unaudited		Unaudited

Profit (loss) for the period	(385,998)	75,611	(122,109)	241,190
Items that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations	6,452	(20,716)	(22,036)	(24,808)

Total comprehensive (loss) income for the period	(382,125)	54,895	(144,145)	216,382

Attributable to:
Net investment of the parent/ equity holders of the parent	(382,125)	45,888	(200,296)	162,835
Non-controlling interests	2,579	9,007	56,151	53,547

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

8

Interim condensed consolidated statement of changes in equity For the nine-month period ended March 31, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

		Attributable to equity holders of the parent
	Notes	Net investment of the Parent	Share Capital	Additional Paid-in Capital	Share-Based Compensation reserve	Acumulated gain/losses	Foreign currency translation reserve	Total	Non-controlling interest	Total Equity/ Net Investment

At June 30, 2021 (audited)		1,345,114	-	-	-	-	-	1,345,114	123,056	1,468,170

Capital contributions		182,002	-	-	-	-	-	182,002	9,893	191,895
Acquisition of subsidiaries		6,366	-	-	-	-	-	6,366	79,089	85,455
Profit for the period		187,643	-	-	-	-	-	187,643	53,547	241,190
Exchange differences on translation of foreign operations		(24,808)	-	-	-	-	-	(24,808)	-	(24,808)

At March 31, 2022 (unaudited)		1,696,317	-	-	-	-	-	1,696,317	265,585	1,961,902

At June 30, 2022 (audited)		1,451,647						1,451,647	218,080	1,669,727

Capital contributions		60,880	-	-	-	-	-	60,880	-	60,880
Acquisition of non-controlling interests		(51,324)	-	-	-	-	-	(51,324)	(36,176)	(87,500)
Non-controlling dilution on capital contributions		(7,475)	-	-	-	-	-	(7,475)	7,475	-
Dividends paid		-	-	-	-	-	-	-	(3,485)	(3,485)
Acquisition of subsidiaries		8,809	-	-	-	-	-	8,809	9,707	18,516
Share-based payments		12,112	-	-	-	-	-	12,112	-	12,112
Profit for the period		209,310	-	-	-	-	-	209,310	54,579	263,889
Exchange differences on translation of foreign operations		(27,481)	-	-	-	-	-	(27,481)	(1,007)	(28,488)

Pre reorganization		1,656,478	-	-	-	-	-	1,656,478	249,173	1,905,651

Changes in parent company's net investment		(1,656,478)	514	1,485,135	12,112	209,310	(50,593)	-	-	-
SPAC merger transaction		-	77	670,256	-	-	-	670,333	-	670,333
Foreign currency translation differences		-	-	-	-	-	5,422	5,422	1,030	6,452
Profit (loss) for the period		-	-	-	-	(387,547)	-	(387,547)	1,549	(385,998)
Stock option plan		-	-	-	535	-	-	535	-	535

At March 31, 2023 (unaudited)		-	591	2,155,391	12,647	(178,237)	(45,171)	1,945,221	251,752	2,196,973

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

9

Interim condensed consolidated statement of cash flows For the nine-month period ended March 31 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2023	2022
		Unaudited	Unaudited

Operating activities:
Profit (loss) before income taxes		(192,327)	345,594
Adjustments to reconcile profit (loss) for the period to net cash flow:
Allowance for expected credit losses	26	39,442	24,066
Listing expense	19	319,554	-
Foreign exchange differences		17,988	(22,184)
Accrued interest expenses	27	678,894	433,726
Interest arising from revenue contracts	27	(229,681)	(312,913)
Loss (gain) on derivatives	27	(68,278)	35,450
Other finance loss, net	27	17,528	6,675
Fair value on commodity forward contracts	27	80,964	2,056
Amortization of intangibles	26	52,921	43,580
Amortization of right-of-use assets	26	38,160	38,284
Depreciation	26	12,512	6,850
Losses and damages of inventories	26	11,061	8,920
Share-based payment expense	24	12,647	-
Others		(3,533)	(4,688)

Changes in operating assets and liabilities:
Assets
Trade receivables		(2,592,910)	(1,992,828)
Inventories		(200,666)	(530,739)
Advances to suppliers		161,193	271,725
Taxes recoverable		(115,664)	(33,791)
Other receivables		(77,216)	(12,682)
Liabilities
Trade payables		1,764,935	1,949,259
Advances from customers		(38,834)	(380,324)
Derivative financial instruments		(8,085)	(2,850)
Salaries and social charges		27,809	59,416
Taxes payable		41,250	5,408
Other payables		14,204	(85,489)

Interest paid on borrowings	15	(76,159)	(19,888)
Interest paid on trade payables, acquisition of subsidiary and lease liabilities		(151,026)	(263,133)
Interest received from revenue contracts		94,131	214,534
Income taxes paid		(28,173)	(101,182)

Net cash flows used in operating activities		(397,359)	(317,148)

Investing activities:	Notes
Acquisition of subsidiary, net of cash acquired	17 and 18	(121,410)	(123,566)
Acquisition of non-controlling interests		(87,500)	-
Additions to property, plant and equipment and intangible assets		(52,540)	(34,389)
Proceeds from the sale of property, plant and equipment		1,289	-

10

Interim condensed consolidated statement of cash flows For the nine-month period ended March 31 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Net cash flows used in investing activities		(260,161)	(157,955)

Financing activities:
Proceeds from borrowings	15	1,142,491	377,766
Repayment of borrowings	15	(624,453)	(212,321)
Payment of principal portion of lease liabilities		(36,262)	(31,166)
Proceeds from FIAGRO quota holders, net of transaction costs	16	147,119	-
Trade payables – Supplier finance		4,918	-
Dividend payments Proceeds from SPAC merger		(3,485) 463,909	(3,376) -
Capital contributions	24	60,880	191,895

Net cash flows provided by financing activities		1,155,117	322,798

Net increase (decrease) in cash equivalents		497,597	(152,305)
Net foreign exchange difference		(12,924)	(427)

Cash equivalents at July 1		254,413	459,458

Cash equivalents at March 31		739,085	306,726

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

11

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

1.	Background information

Lavoro Limited is Cayman Island exempted company incorporated on August 22, 2022.

Lavoro Limited is a public company listed with the US Securities and Exchange Commission ("SEC") and its shares are traded on Nasdaq Global Select Market under ticker symbol “LVRO”.

Lavoro Limited (“Lavoro” and collectively with its subsidiaries, the “Group”) is one of the main agricultural input distribution platforms in Latin America, with relevant agricultural input distribution operations in Brazil and Colombia, and an early stage agricultural input trading company in Uruguay. Also, as a result of a verticalization strategy, the Group produces agricultural biological and special fertilizers products through its own facilities. The Group offers farmers a complete portfolio of products and services with the goal of helping farmer customers succeed by providing multi-channel support.

As of March 31, 2023, the Group is controlled by investment funds, managed by general partners which are ultimately controlled by Patria Investments Limited (the “Parent” or “Patria”), a manager of alternative assets with its shares listed on the NASDAQ.

(a)	The SPAC Transaction

On September 14, 2022, Lavoro and TPB Acquisition Corporation I (“TPB Acquisition Corp.”), a special purpose acquisition company sponsored by The Production Board LLC, signed an agreement pursuant to which they entered into a definitive business combination agreement (the "Business Combination Agreement") that resulted in Lavoro becoming a U.S. publicly listed company on the NASDAQ Global Market.

The SPAC Transaction was approved at an extraordinary general meeting of TPB Acquisition Corp’s shareholders on February 22, 2023.

On February 28, 2023, as a result of the SPAC Transaction Lavoro and TPB Acquisition Corp consummated a corporate reorganization, as further explained below, pursuant to which (i) Lavoro Agro Limited’s shareholders contributed their shares in Lavoro Agro Limited to Lavoro in exchange of Lavoro’s shares at a pre-determined exchange ratio, becoming Lavoro’s controlling shareholders (ii) TPB Acquisition Corp’s shareholders contributed the net assets of TPB Acquisition Corp, which primarily consisted of cash and marketable securities held in the trust account and certain public and private warrants liabilities in exchange of Lavoro’s shares, becoming Lavoro’s non-controlling shareholders.

See Note 19 for further information.

(b)	Corporate reorganizations

12

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The Group’s operations include the operations of the following entities (i) Lavoro Agro Holding S.A. and its subsidiaries (“Lavoro Holding”) which was incorporated in 2017 and is domiciled in the city of São Paulo, Brazil, (ii) Crop Care Holding S.A., and its subsidiaries (“Crop Care”) which was incorporated in 2018 and is domiciled in the city of São Paulo, Brazil and (iii) Lavoro Colombia S.A.S. and its subsidiaries (“Lavoro Colombia”) which was incorporated in 2021 and is domiciled in the city of Bogotá, Colombia.

In January 2023, as part of the SPAC Transaction a corporate reorganization completed whereby Lavoro Brazil, Crop Care and Lavoro Colombia were contributed to, and became subsidiaries of Lavoro Agro Limited, a Cayman Islands exempted company with limited liability which was incorporated on November 21, 2021, to become the holding company of all the operations of the Group.

As mentioned above, following the consummation of the SPAC Transaction Lavoro became the parent company of Lavoro Agro Limited and the holding company of all the operations of the Group.

(c)	The Group’s business

The Group initiated its operations in 2017 and has expanded mainly through mergers and acquisitions in the distribution of agricultural inputs such as crop protection products, fertilizers, seeds and specialty inputs (foliar fertilizers, biologicals, adjuvants and organominerals) and its production through its proprietary portfolio of products under the crop care segment.

Through Crop Care, the Group operates as an importer of post-patent agricultural inputs and producer of specialties products through its own factories manufacturing plants. The inputs produced are delivered through the Group’s own distribution channels and by means of direct sales to customers.

The Group operates in Brazil, Colombia and Uruguay in the agricultural input distribution market through its own stores and sells agricultural inputs and products, in particular fertilizers, seeds, and pesticides. The Group’s customers are rural producers that operate in the production of cereals, mainly soybeans and corn, in addition to cotton, citrus and fruit and vegetable crops, among others.

Seasonality

Agribusiness is subject to a relevant seasonality throughout the year, especially due to the crop cycles that depend on specific weather conditions. Operations, especially in Brazil, have unique weather conditions compared to other countries producing agricultural commodities, making it possible to harvest two to three crops in the same area per year. Thus, considering that the activities of the Group’s customers are directly related to crop cycles, which are seasonal in nature, revenues and cash flows from sales may also be substantially seasonal.

The sale of our products is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Demand for our products is typically strongest between October and December, with a second period of strong demand between January and March. The seasonality of

13

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

agricultural inputs demand results in our sales volumes and net sales typically being the highest during the period between September to February and our working capital and total debt requirements typically being the highest just after the end of this period.

For this reason, as a result of soybean crop season which is ongoing as of March 31, there is an increased amount of trade receivables and trade payables outstanding, which will be settled between April and May.

(d)	Other relevant events

•	Acquisitions

The Group performed several business acquisitions during the nine-month period ended March 31, 2023. Total consideration for the acquisitions completed during the period was R$268,157 which includes cash, amounts payable in installments and issuance of shares. The acquisitions are further described in Note 18.

•	Ongoing armed conflict between Russia and Ukraine

As a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the recent recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk in the Donbas region of Ukraine, the governments of the United States, the European Union, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia, Belarus and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. These and any additional sanctions and export controls, as well as any counter responses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, the global supply chain, with negative implications on the availability and prices of agricultural commodities and raw materials (including petrol, which would affect the price of agricultural inputs), energy prices, and Group’s customers, as well as the global financial markets and financial services industry and the global supply chain in general.

From a supply point of view, Brazil is highly dependent on fertilizers imports, and Russia and Belarus hold a market share in Brazilian soil fertilizer imports of approximately 26% to 30%, respectively (a share which is higher for potash-based products). The Group currently buy all of Group’s fertilizers from suppliers based in Brazil, but most of Group’s fertilizer suppliers conduct or have conducted imports, to some degree, from sources in Russia and Belarus. Fertilizers represented approximately 19% of Group’s net revenues in the nine-month period ended March 31, 2023 (20% of Group’s net revenues nine-month period ended March 31, 2022). In addition, fertilizer prices, which had already risen before the conflict, have continued to rise and have led producers to delay purchase negotiations. Despite such supply risk, the Group does not expect material shortages of fertilizers.

The Group does not believe that this will cause any material adverse effects on Group’s business during the next crop year, given that the Group has already delivered substantially all soy and corn fertilizer for the crop year.

14

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

2.	Significant accounting policies

(a)	Basis for preparation of the unaudited interim condensed combined consolidated financial statements -Predecessor method

Lavoro became the Group’s legal holding company through the corporate reorganization described in Note 1 (b). Such corporate reorganization was recorded at book value since it is a transaction under common control.

Under IFRS there is no specific guidance applicable to business combinations of entities under common control, as IFRS 3, excludes from its scope business combinations between such entities.

Due to the lack of specific guidance the Group has stablished an accounting policy as required by IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors. In doing so, the Group considered guidance of other standards-setting bodies that use a similar conceptual framework to develop accounting standards as well as the accounting practices of entities subject to those standards such as the United States of America and the United Kingdom.

As a result, the Group accounted for the corporate reorganizations using the predecessor method of accounting, and the combined consolidated financial statements are presented “as if” the historical combined consolidated operations of Lavoro Brazil, Crop Care and Lavoro Colombia were the predecessor of Lavoro. Under the predecessor method, the historical operations of the Group prior to the corporate reorganizations are deemed to be those Lavoro. Thus, these consolidated financial statements reflect:

•	the historical operating results and financial position of Lavoro Brazil, Crop Care and Lavoro Colombia on a combined basis prior to the corporate reorganizations

•	the consolidated results of the Lavoro and Lavoro Agro Limited following the corporate reorganization, and Lavoro Merger Sub II Limited following the SPAC Transaction

•	the assets and liabilities of Lavoro Brazil, Crop Care and Lavoro Colombia at their historical cost; and

•	Lavoro’s earnings per share for all periods presented. The number of ordinary shares issued by Lavoro, as a result of the corporate reorganization is reflected retroactively, for purposes of calculating earnings per share in all prior periods presented;

The unaudited interim condensed consolidated financial statements as of March 31, 2023 and for the three and nine-month period ended March 31, 2023 and 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material

15

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

The unaudited interim condensed consolidated financial statements have been prepared under the historical cost basis, except for financial assets and financial liabilities (including commodity forward contracts and derivative instruments) at fair value through profit or loss.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual combined financial statements as of June 30, 2022.

The interim condensed consolidated financial statements are presented in Brazilian Reais (“BRL” or “R$”), which is the Group’s functional and presentation currency. All amounts are rounded to the nearest thousand (R$000), except when otherwise indicated.

These unaudited interim condensed consolidated financial statements as of March 31, 2023 and for the three and nine-month period ended March 31, 2023 and 2022 were authorized for issuance by the Board of Directors on June 1, 2023.

(b)	New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual combined financial statements for the year ended June 30, 2022. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Certain amendments apply for the first time in 2022 and 2023, but do not have an impact on the interim condensed consolidated financial statements of the Group.

(c)	Basis of combination/consolidation procedures

The interim condensed combined consolidated financial statements include the following subsidiaries of Lavoro Limited:

			Equity interest
Name	Core activities	Location	March 31, 2023	June 30, 2022
Corporate:
Lavoro Agro Limited (i)	Holding	George Town – Cayman Island	100%	-

16

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Lavoro Merger Sub II Limited (i)	Holding	George Town – Cayman Island	100%	-
Lavoro Agro Cayman II (i)	Holding	George Town – Cayman Island	100%	-
Lavoro Latam SL (i)	Holding	Madrid - Spain	100%	-
Malinas S.A. (i)	Holding	Montevideu - Uruguay	100%	-
Lavoro Brazil:
Lavoro Agro Holding S.A.	Holding	São Paulo - Brazil	100%	100%
Lavoro Agrocomercial S.A.	Distributor of agricultural inputs	Rondonópolis – Brazil	97.42%	97.42%
Agrocontato Comércio e Representações de Produtos Agropecuários S.A.	Distributor of agricultural inputs	Sinop – Brazil	97.42%	97.42%
PCO Comércio, Importação, Exportação e Agropecuária Ltda.	Distributor of agricultural inputs	Campo Verde – Brazil	97.42%	97.42%
Agrovenci Distribuidora de Insumos Agrícolas Ltda. (MS)	Distributor of agricultural inputs	Chapadão do Sul – Brazil	86.2%	86.2%
Produtiva Agronegócios Comércio e Representação Ltda.	Distributor of agricultural inputs	Paracatu - Brazil	87.4%	87.4%
Facirolli Comércio e Representação S.A. (Agrozap)	Distributor of agricultural inputs	Uberaba - Brazil	62.61%	62.61%
Agrovenci Comércio, Importação, Exportação e Agropecuária Ltda. (v)	Distributor of agricultural inputs	Campo Verde – Brazil	93.11%	86.2%
Central Agrícola Rural Distribuidora de Defensivos Ltda.	Distributor of agricultural inputs	Vilhena – Brazil	97.42%	97.42%
Distribuidora Pitangueiras de Produtos Agropecuários S.A. (v)	Distributor of agricultural inputs	Ponta Grossa – Brazil	93.11%	86.22%
Produtec Comércio e Representações S.A.	Distributor of agricultural inputs	Cristalina – Brazil	87.40%	87.40%
Qualiciclo Agrícola S.A. (v)	Distributor of agricultural inputs	Limeira – Brazil	65.89%	61%
Desempar Participações Ltda. (v)	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	86.2%
Denorpi Distribuidora de Insumos Agrícolas Ltda. (v)	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	86.2%

17

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Deragro Distribuidora de Insumos Agrícolas Ltda. (v)	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	86.2%
Desempar Tecnologia Ltda. (v)	Holding	Palmeira – Brazil	93.11%	86.2%
Futuragro Distribuidora de Insumos Agrícolas Ltda. (v)	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	86.2%
Plenafértil Distribuidora de Insumos Agrícolas Ltda. (v)	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	86.2%
Realce Distribuidora de Insumos Agrícolas Ltda. (v)	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	86.2%
Cultivar Agrícola Comércio, Importação e Exportação S.A. (v)	Distributor of agricultural inputs	Chapadão do Sul – Brazil	93.11%	63.58%
América Insumos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Sorriso – Brazil	-	97.42%
Integra Soluções Agrícolas Ltda.	Distributor of agricultural inputs	Catalão – Brazil	87.4%	87.4%
Nova Geração (v)	Distributor of agricultural inputs	Pinhalzinho - Brazil	65.89%	61%
Floema Soluções Nutricionais de Cultivos Ltda. (iv)	Distributor of agricultural inputs	Uberaba - Brazil	62.61%	-
Casa Trevo Participações S.A. (iv)	Holding	Nova Prata - Brazil	79.14%	-
Casa Trevo Comercial Agrícola LTDA (iv)	Distributor of agricultural inputs	Nova Prata - Brazil	79.14%	-
CATR Comercial Agrícola LTDA (iv)	Distributor of agricultural inputs	Nova Prata - Brazil	79.14%	-
Sollo Sul Insumos Agrícolas Ltda (iv)	Distributor of agricultural inputs	Pato Branco - Brazil	93.11%	-
Dissul Insumos Agrícolas Ltda. (iv)	Distributor of agricultural inputs	Pato Branco - Brazil	93.11%	-
Lavoro Agro Fundo de Investimento nas Cadeias Produtivas Agroindustriais (iii)	FIAGRO	São Paulo – Brazil	5%	-
Lavoro Colômbia:
Lavoro Colombia S.A.S.	Holding	Bogota – Colombia	94.9%	94.9%
Crop Care Colombia	Distributor of agricultural inputs	Bogota - Colombia	94.9%	94.9%

18

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Agricultura y Servicios S.A.S.	Distributor of agricultural inputs	Ginebra - Colombia	94.9%	94.9%
Grupo Cenagro S.A.S.	Distributor of agricultural inputs	Yumbo – Colombia	94.9%	94.9%
Cenagral S.A.S	Distributor of agricultural inputs	Yumbo – Colombia	94.9%	94.9%
Grupo Gral S.A.S.	Distributor of agricultural inputs	Bogota - Colombia	94.9%	94.9%
Agrointegral Andina S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.9%	94.9%
Servigral Praderas S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.9%	94.9%
Agroquímicos para la Agricultura Colombiana S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.9%	94.9%
Provecampo S.A.S. (iv)	Distributor of agricultural inputs	Envigado – Colombia	94.9%	-
Crop Care:
Crop Care Holding S.A.	Holding	São Paulo – Brazil	100%	100%
Perterra Insumos Agropecuários S.A.	Private label products	São Paulo – Brazil	100%	100%
Araci Administradora de Bens S.A.	Private label products	São Paulo – Brazil	100%	100%
Union Agro S.A.	Private label products	Pederneiras – Brazil	73%	73%
Agrobiológica Sustentabilidade S.A.	Private label products	São Paulo – Brazil	65.13%	65.13%
Agrobiológica Soluções Naturais Ltda.	Private label products	Leme – Brazil	100%	100%
Perterra Trading S.A.	Private label products	Montevideu - Uruguay	100%	100%

(i)	Refers to entities of the reorganization, see note 1.b.

(ii)	América Insumos Agrícolas Ltda. was merged into Lavoro Agrocomercial S.A. in November 2022.

(iii)	Lavoro Agro Fundo de Investimentos nas Cadeias Produtivas Agroindustriais - Direitos Creditórios was incorporated in July 2022. (see Note 16).

(iv)	See note 18 of Acquisitions of subsidiaries.

(v)	Changes in non-controlling interests were described in note 24 of Equity.

19

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

3.	Segment information

The chief operating decision-maker of the Group (the “CODM”), used information on pro forma basis giving effect of the acquisitions completed during the period to assess the segment performance. Starting March 31, 2023, the CODM uses historical segment financial information. Segment information for prior periods has been recast for comparative purposes.

(a)	Financial information by segment

Segment assets and liabilities as of March 31, 2023:

Description	Brazil	LATAM	Crop Care	Corporate	Eliminations between segments (i)	Consolidated
Certain assets
Cash equivalentes	266,629	28,276	32,737	411,443	-	739,085
Trade receivables	4,193,393	273,952	524,126	-	(251,022)	4,740,449
Inventories	1,858,459	201,764	120,985	-	(47,841)	2,133,367
Advances to suppliers	205,496	2,413	15,447	-	(1,292)	222,064

Total assets	8,252,334	628,133	818,408	630,150	(434,119)	9,894,906

Certain liabilities
Trade payables	4,501,637	266,281	72,112	-	(242,118)	4,597,912
Borrowings	1,122,316	63,546	219,341	-	-	1,405,203
Advances from customers	336,512	4,567	3,305	-	(1,543)	342,841

Total liabilities and equity	8,252,334	628,133	818,408	630,150	(434,119)	9,894,906

(i)	Sales between the Crop Care segment and the Brazil segment.

20

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Statement of profit or loss data for the nine-month period ended March 31, 2023:

Description	Brazil	LATAM	Crop Care	Corporate	Eliminations between segments (i)	Consolidated

Revenue	6,852,875	900,190	580,076	-	(300,811)	8,032,330
Cost of goods sold	(5,697,199)	(750,189)	(339,191)	-	252,969	(6,533,610)
Sales, general and administrative expenses	(606,024)	(76,626)	(102,978)	(400)	-	(786,028)
Other operating income, net	20,619	(2,597)	2,529	(321,076)	-	(300,525)
Financial (costs) income	(443,528)	(11,318)	(20,813)	(2,641)	-	(478,300)
Income taxes	104,176	(18,778)	(31,447)	-	16,266	70,217

Profit (loss) for the period	122,106	32,366	79,112	(324,117)	(31,576)	(122,109)

Depreciation and amortization	(108,813)	(8,316)	(9,064)	-	-	(126,193)

(i)	Sales between the Crop Care segment and the Brazil segment.

Statement of profit or loss data for the three-month period ended March 31, 2023:

Description	Brazil	LATAM	Crop Care	Corporate	Eliminations between segments (i)	Consolidated

Revenue	2,215,040	250,573	88,567	-	(28,025)	2,526,155
Cost of goods sold	(1,946,973)	(211,055)	(47,153)	-	52,423	(2,152,758)
Sales, general and administrative expenses	(189,523)	(28,310)	(41,895)	(400)	-	(260,128)
Other operating income, net	(14,500)	469	2,872	(321,076)	-	(332,235)
Financial (costs) income	(135,825)	(3,958)	(10,082)	(2,641)	-	(152,506)
Income taxes	40,360	(2,360)	(463)	-	(8,291)	29,246

Profit (loss) for the period	(70,219)	3,285	(11,051)	(324,117)	16,107	(385,998)

Depreciation and amortization	(38,798)	(2,074)	(2,900)	-	-	(43,772)

(i)	Sales between the Crop Care segment and the Brazil segment.

21

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Segment assets and liabilities as of June 30, 2022:

Description	Brazil	LATAM	Crop Care	Eliminations between segments (i)	Combined
Certain assets
Cash equivalentes	195,343	16,951	42,119	-	254,413
Trade receivables	1,379,808	324,152	170,868	(40,475)	1,834,353
Inventories	1,451,541	174,532	122,968	-	1,749,041
Advances to suppliers	354,163	1,202	30,798	(2,906)	383,257

Total assets	4,602,679	619,238	508,331	(44,485)	5,685,763

Certain liabilities
Trade payables	1,988,518	311,612	42,035	(40,465)	2,301,700
Borrowings	588,403	39,755	82,394	-	710,552
Advances from customers	318,404	164	3,502	(1,510)	320,560

Total liabilities and equity	4,602,679	619,238	508,331	(44,485)	5,685,763

(i)	Sales between the Crop Care segment and the Brazil segment.

Statement of profit or loss data for the nine-month period ended March 31, 2022:

Description	Brazil	LATAM	Crop Care	Eliminations between segments (i)	Combined

Revenue	5,615,002	852,751	265,782	(108,955)	6,624,581
Cost of goods sold	(4,707,165)	(712,901)	(170,117)	108,955	(5,481,228)
Sales, general and administrative expenses	(381,992)	(64,371)	(55,641)	-	(502,004)
Other operating income, net	22,436	(2,448)	15,013	-	35,001
Financial (costs) income	(142,590)	(5,857)	12,850	-	(135,597)
Income taxes	(72,769)	(16,130)	(15,505)	-	(104,404)

Profit for the period	162,986	32,323	45,880	-	241,190

Depreciation and amortization	(169,936)	(18,721)	(6,502)	-	(195,159)

(i)	Sales between the Crop Care segment and the Brazil segment.

22

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Statement of profit or loss data for the three-month period ended March 31, 2022:

Description	Brazil	LATAM	Crop Care	Eliminations between segments (i)	Combined

Revenue	2,258,369	286,652	103,308	(38,529)	2,609,800
Cost of goods sold	(1,900,715)	(246,770)	(68,479)	49,426	(2,166,538)
Sales, general and administrative expenses	(148,274)	(20,557)	(20,380)	-	(189,211)
Other operating income, net	(11,187)	(1,016)	(3,992)	-	(16,195)
Financial (costs) income	(86,048)	(2,410)	2,977	-	(58,482)
Income taxes	(21,315)	(4,197)	(4,661)	(3,705)	(33,878)

Profit for the period	57,115	4,999	6,305	7,192	75,611

Depreciation and amortization	(33,715)	(6,703)	(2,467)	-	(42,885)

(i)	Sales between the Crop Care segment and the Brazil segment.

Revenues from external customers for each product and service are disclosed in Note 25. Further breakdown in relation to products and services provided by the Group is not available and such information cannot be produced without unreasonable effort.

23

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

4.	Cash equivalents

	Annual yield	March 31, 2023	June 30, 2022

Cash equivalents (R$)	100% CDI (i)	299,366	237,462
Cash equivalents (COP)	100% DTF (ii)	28,276	16,951
Cash equivalents (US$)	3.65% a year	411,443	-

Total cash equivalents		739,085	254,413

(i)	Represents the Brazilian interbank deposit rate, which is an average of the overnight interbank rates in Brazil (the "CDI").

(ii)	Colombian investment rate, which is an average of interbank and corporate finance ("DTF").

5.	Trade receivables

	March 31, 2023	June 30, 2022

Trade receivables (Brazil)	4,623,174	1,639,637
Trade receivables (Colombia)	294,134	345,830
(-) Allowance for expected credit losses	(176,859)	(151,114)

Total	4,740,449	1,834,353

Current	4,679,529	1,794,602
Non-current	60,920	39,751

The average effective interest rate used to discount trade receivables for the nine-month period ended March 31, 2023 was 0.96% per month (1.00% as of June 30, 2022). The Group does not have any customer that represents more than 10% of its trade receivables or revenues.

The Group has transferred its rights to receive cash flows from some of its trade receivables in the amount of R$110,219 as of March 31, 2023. As of March 31, 2023, the Group also transferred trade receivables to the FIAGRO in the amount of R$159,786. There was no trade receivables transferred as of June 30, 2022.

As the Group has retained the risks and rewards of ownership, these amounts were not derecognized from trade receivables. Consequently, the liability resulting from these operations is recorded, respectively, as borrowings (note 15) and obligations to FIAGRO quota holders (note 16).

24

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Allowance for expected credit losses

	March 31, 2023	March 31, 2022

Opening balance	(151,114)	(111,969)
Increase in allowance	(39,866)	(24,066)
Allowance for credit losses from acquisitions	(761)	(14,522)
Trade receivables write-off	11,839	5,189
Exchange rate translation adjustment	3,043	(1,227)

Ending balance (i)	(176,859)	(146,595)

(i)	The credit risk of the Group is described in note 8.b.

The aging analysis of trade receivables is as follow:

	March 31,2023	June 30, 2022

Not past due	4,304,505	1,534,224

Overdue
1 to 60 days	325,455	93,436
61 to 180 days	43,723	240,320
181 to 365 days	108,072	7,157
Over 365 days	135,553	110,398
Allowance for expected credit losses	(176,859)	(151,182)

	4,740,449	1,834,353

6.	Financial instruments

25

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The Group’s financial instruments were classified according to the following categories:

	March 31, 2023
	Amortized cost	Fair value through profit or loss
Assets:
Trade receivables	4,740,449	-
Commodity forward contracts	-	62,463
Derivative financial instruments	-	101,471
Restricted cash	147,003	-

Total	4,887,452	163,934

Liabilities:
Trade payables	4,592,993	-
Lease liabilities	180,268	-
Borrowings	1,405,202	-
Obligations to FIAGRO quota holders	147,119	-
Payables for the acquisition of subsidiaries	255,002	-
Derivative financial instruments	-	24,552
Salaries and social charges	215,094	-
Commodity forward contracts	-	144,111
Dividends payable	411	-
Warrant liabilities	-	32,459
Liability for FPA Shares	146,674	-

Total	6,942,763	201,122

26

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	June 30, 2022
	Amortized cost	Fair value through profit or loss
Assets:
Trade receivables	1,834,353	-
Commodity forward contracts	-	32,800
Derivative financial instruments	-	7,677
Restricted cash	1,344	-

Total	1,835,697	40,477

Liabilities:
Trade payables	2,301,700	-
Lease liabilities	155,253	-
Borrowings	710,552	-
Payables for the acquisition of subsidiaries	164,431	-
Derivative financial instruments	-	7,121
Salaries and social charges	187,285	-
Commodity forward contracts	-	27,038
Dividends payable	411	-

Total	3,519,632	34,159

The Group considers that assets and liabilities measured at amortized cost, have a carrying value approximate to their fair value and, therefore, information on their fair values is not presented.

(a)	Hierarchy of fair value

The Group uses various methods to measure and determine fair value (including market approaches and income or cost approaches) and to estimate the value that market participants would use to price the asset or liability. Financial assets and liabilities carried at fair value are classified and disclosed within the following fair value hierarchy levels:

Level 1 - Quoted prices (unadjusted) in active, liquid and visible markets, for identical assets and liabilities that are readily available at the measurement date;

Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

All financial instruments accounted for at fair value are classified as level 2, except for the Warranty liability wich is classified as level 1. On March 31, 2023 and June 30, 2022, there were no changes in

27

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

the fair value methodology of the financial instruments and, therefore, there were no transfers between levels.

7.	Financial and capital risk management

(a)	Considerations on risk factors that may affect the business of the Group

The Group is exposed to several market risk factors that might impact its business. The Group’s board of directors is responsible for monitoring these risk factors, as well as establishing policies and procedures to address them. The Group’s risk management structure considers the size and complexity of its activities, which allows for a better understanding of how such risks could impact Group’s strategy through committees and other internal meetings.

Currently, the Group is focused on action plans relating to risks that could have a significant impact on its strategic goals, including those required by applicable regulations. To efficiently manage and mitigate these risks, its risk management structure conducts risk identification and assessments to prioritize the risks that are key to pursuing potential opportunities that may prevent value from being created or that may compromise existing value, with the possibility of impacting its results, capital, liquidity, customer relationships and/or reputation.

The Group’s risk management strategies were developed to mitigate and/or reduce the financial market risks which it is exposed to, which are as follows:

•	credit risk

•	liquidity risk

•	capital risk

•	interest rate risk

•	exchange rate risk

•	commodity price risk in barter transactions

(b)	Credit risk

Credit risk is the risk of financial losses if a customer or a counterparty to a financial instrument fails to fulfill its contractual obligations, which arise mainly from the Group’s trade receivables. The Group maintains short-term investments and derivatives with financial institutions approved by its management according to objective criteria for diversification of such risk.

The Group seeks to mitigate its credit risk related to trade receivables by setting forth credit limits for each counterparty based on the analysis of its credit management process. Such credit exposure determination is performed considering the qualitative and quantitative information of each counterparty. The Group also focuses on the diversification of its portfolio and monitors different solvency and liquidity indicators of its counterparties. In addition, primarily for receivables in installments, the Group monitors the balance of allowances for expected credit losses. (see Note 5)

28

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The main strategies on credit risks management are listed below:

•	creating credit approval policies and procedures for new and existing customers.

•	extending credit to qualified customers through a review of credit agency reports, financial statements and/or credit references, when available.

•	reviewing existing customer accounts every twelve months based on the credit limit amounts.

•	evaluating customer and regional risks.

•	obtaining guarantees through the endorsement of rural producer notes (“CPR”), which give physical ownership of the relevant agricultural goods in the event of the customer’s default.

•	establishing credit approval for suppliers in case of payments in advance.

•	setting up provisions using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument. Receivables are categorized based on the number of overdue days and/or a customer’s credit risk profile. Estimated losses on receivables are based on known troubled accounts and historical losses. Receivables are considered to be in default and are written off against the allowance for credit losses when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement.

•	requiring minimum acceptable counterparty credit ratings from financial counterparties.

•	setting limits for counterparties or credit exposure; and

•	developing relationships with investment-grade counterparties.

29

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The current credit policy sets forth credit limits for customers based on credit score analysis made by the Group’s credit management area. Such score is determined considering the qualitative and quantitative information related to each customer, resulting in a rating classification and a level of requirement of guarantees as follows:

			% Of guarantees required on sales
Credit rating	% Customers	Risk classification	Medium-sized farmers (i)	Other
AA & A	18%	Very small	80-90%	0%
B	49%	Medium	100%	30%
C & D	15%	High	100%	60%
Simplified	18%	Small farmers	N/A	N/A

(i)	Medium-sized farmers ranging between 100 and 10,000 hectares in planted acreage that are typically not serviced directly by agricultural input producers.

For Colombia there is a similar credit scoring process, however, guarantees are not required based on credit ratings but instead based on qualitative factors such as relationships and past experiences with customers.

Maximum exposure to credit risk as of March 31, 2023 and June 30, 2022:

	March 31, 2023	June 30, 2022

Trade receivables (current and non-current)	4,740,449	1,834,353
Advances to suppliers	222,064	383,257

	4,962,513	2,217,610

(c)	Liquidity risk

The Group defines liquidity risk as the risk of financial losses if it is unable to comply with its payment obligations in connection with financial liabilities settled in cash or other financial assets in a timely manner as they become due. The Group’s approach to managing this risk is to ensure that it has sufficient cash available to settle its obligations without incurring losses or affecting the operations. Management is ultimately responsible for managing liquidity risk, which relies on a liquidity risk management model to manage funding requirements and liquidity in the short, medium and long term.

30

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The Group’s cash position is monitored by its senior management, through management reports and periodic performance meetings. The Group also manages its liquidity risk by maintaining reserves, bank credit facilities and other borrowing facilities deemed appropriate, through ongoing monitoring of forecast and actual cash flows, as well as through the combination of maturity profiles of financial assets and liabilities.

The following maturity analysis of the Group’s financial liabilities and gross settled derivative financial instruments contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the year end date to the contractual maturity date:

	March 31, 2023
	Up to 1 year	From 1 to 5 years	Total

Trade payables	4,809,569	2,709	4,812,278
Lease liabilities	94,297	103,914	198,211
Borrowings	1,422,712	70,512	1,493,224
Obligations to FIAGRO quota holders	156,821		156,821
Payables for the acquisition of subsidiaries	217,147	45,800	262,947
Commodity forward contracts	147,947	-	147,947
Derivative financial instruments	25,205	-	25,205
Salaries and social charges	220,820	-	220,820
Dividends payable	422	-	422
Warrant liabilities	-	33,462	33,462
Liability for FPA Shares	-	151,210	151,210

	7,094,940	407,607	7,502,547

	June 30, 2022
	Up to 1 year	From 1 to 5 years	Total

Trade payables	2,377,256	-	2,377,256
Lease liabilities	72,228	93,487	165,715
Borrowings	709,266	31,751	741,017
Payables for the acquisition of subsidiaries	114,540	55,444	169,984
Commodity forward contracts	27,729	-	27,729
Derivative financial instruments	7,303	-	7,303
Salaries and social charges	188,083	-	188,083
Dividends payable	422	-	422

	3,496,827	180,682	3,677,509

31

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(d)	Capital risk

The Group manages its capital risk through its leverage policy to ensure its ability to continue as a going concern and to maximize the return of its stakeholders by optimizing its balances of debt and net investment.

The Group’s main financial leverage indicator as of March 31, 2023 and June 30, 2022 is presented below:

	March 31, 2023	June 30, 2022

Borrowings	1,405,202	710,552
Payables for the acquisition of subsidiaries	255,002	164,431
Obligations to FIAGRO quota holders	147,119	-
Warrant liabilities	32,459	-
Liability for FPA Shares	146,674	-
(-) Cash equivalents	(739,085)	(254,413)
(-) Restricted cash	(147,003)	(1,344)

Net debt	1,100,368	619,226

The Group's strategy is to maintain the net debt up to 2.2 times the adjusted EBITDA.

(e)	Interest rate risk

Fluctuations in interest rates, such as the Brazilian interbank deposit rate, which is an average of interbank overnight rates in Brazil, and Colombian investment rate, which is an average of interbank and financial corporation loans, may have an effect on the cost of the Group’s borrowings and new borrowings.

The Group periodically monitors the effects of market changes in interest rates on its financial instruments portfolio. Funds raised by the Group are used to finance working capital on each crop season and are substantially raised at short term conditions.

As of March 31, 2023 and June 30, 2022, the Group had no derivative financial instruments used to mitigate interest rate risks.

(i) Sensitivity analysis – exposure to interest rates

To mitigate its exposure to interest rate risk, the Group uses different scenarios to evaluate the sensitivity of variations transactions impacted by the CDI Rate and IBR Rate. The “probable” scenario represents the impact on booked amounts considering the most current (February 2023) CDI Rate and IBR Rate and reflects management’s best estimates. The other scenarios consider an appreciation of 25% and 50% in such market interest rates, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.

32

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The following table sets forth the potential impacts on the statements of profit or loss:

	As of March 31, 2023
		Expense on profit or loss
	Current Index	Probable	Possible (+25%)	Remote (+50%)

Floating rate borrowings in Brazil	CDI Rate (13.75%)	189,474	236,842	283,211
Floating rate borrowings in Colombia	IBR Rate (12.49%)	9,374	11,718	14,062

		198,848	248,560	297,273

(f)	Exchange rate risk

The Group is exposed to foreign exchange risk arising from its operations related to agricultural inputs, mainly related to the U.S. dollar, which significantly impacts global prices of agricultural inputs in general. Although all purchases and sales are conducted locally, certain purchase and sales contracts are indexed to the U.S. dollar.

The Group’s current commercial department seeks to reduce this exposure. Its marketing department is responsible for managing pricing tables and commercial strategies to seek a natural hedge between purchases and sales and to match currency and terms to the greatest extent possible.

The Group’s corporate treasury department is responsible for monitoring the forecasted cash flow exposure to the U.S. dollar, and whenever any mismatches as to terms and currencies are identified, non-deliverable forwards derivative financial instruments are purchased to offset these exposures, and therefore fulfill internal policy requirements. U.S. dollar exposure is managed by macro hedging through the analysis of the forecasted cash flow for the next two harvests. The Group may not have any leveraged derivative position.

The Group’s exchange rate exposure monitoring committee meets periodically across the commercial, treasury and corporate business departments. There are also committees on purchase valuation and business intelligence for the main goods traded by the Group.

The Group does not adopt hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of profit or loss, as disclosed in Note 27.

(i) Sensitivity analysis – exposure to exchange rates

To gauge its exposure to exchange rate risk, the Group uses different scenarios to evaluate its asset and liability positions in foreign currency and their potential effects on its results.

The “probable” scenario below represents the impact on carrying amounts of the most current (April 2023) market rates for the U.S. dollar (R$5.00 to US$ 1.00). This analysis assumes that all other

33

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

variables, particularly interest rates, remain constant. The other scenarios consider the appreciation of the Brazilian real against the US dollar at the rates of 25% and 50%, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.

The following table set forth the potential impacts on the statements of profit or loss:

	As of March 31, 2023
		Effect on profit or loss and
	Current Index	Probable	Possible (+25%)	Remote (+50%)

Trade receivables in U.S. Dollars	5.0007	(5,040)	74,019	153,078
Trade payables in U.S. Dollars	5.0007	5,946	(87,322)	(180,589)
Borrowings in U.S. Dollars	5.0007	3,849	(56,527)	(116,903)

Net impacts on commercial operations		4,755	(69,830)	(144,414)

Derivative financial instruments	5.0007	(3,797)	55,762	115,321

Total impact, net of derivatives		958	(14,068)	(29,093)

(g)	Commodity prices risk in barter transactions

In all barter transactions mentioned in Note 10, the Group uses future commodity market price as the reference to value the quantities of commodities included in the forward contracts to be delivered by the customers as payment for the Group’s products into currency. The Group uses prices quoted by commodity trading companies to value the grain purchase contracts from farmers. Lavoro enters into grain sale contracts to sell those same grains to trading companies, at the same price of the purchased contracts with farmers. As such, the Group manages its exposure to those commodity prices by entering into the purchase and sale contracts at similar conditions.

These transactions are conducted by a corporate department which manages and controls such contracts as well as the compliance to Group’s policies.

(i) Sensitivity analysis – exposure to commodity price

To gauge its exposure to commodity price risk, the Group uses different scenarios to evaluate its asset and liability positions on commodity forward contracts in soybean and corn and their potential effects on its results.

The “current risk” scenario below represents the impact on carrying amounts as of March 31, 2023, with assumptions described in Note 10. The other scenarios consider the appreciation of main assumptions at the rates of 25% and 50%, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.

34

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

As of March 31, 2023:

	Tons	Position	Current Risk	Current Market	+25% current		+50% current

Position					Market	Impact	Market	Impact

Soybean 2023	153,009	Purchased	(39,958)	17.24	21.55	(9,989)	25.86	(19,979)
Soybean 2023	150,937	Sold	42,708	16.95	21.18	10,677	25.42	21,354
Corn 2023	285,120	Purchased	(54,426)	78.49	98.12	(13,607)	117.74	(27,213)
Corn 2023	70,717	Sold	15,910	77.68	97.10	3,978	116.52	7,955
Soybean 2024	173,353	Purchased	(46,006)	13.50	16.87	(11,502)	20.24	(23,003)
Soybean 2024	737	Sold	(97)	13.18	16.47	(24)	19.77	(49)
Corn 2024	18,107	Purchased	279	80.20	100.25	70	120.30	140
Corn 2024	1,090	Sold	(36)	80.20	100.25	(9)	120.30	(18)

Net exposure			(81,626)			(20,406)		(40,813)

(h)	Derivative financial investments

The Group is exposed to market risks mainly related to fluctuations in exchange rates and commodity prices. The Group maintains operations with financial instruments of protection to mitigate your exposure to these risks. The Group has been implementing and improving the internal controls to identify and measure the effects of transactions with trading companies and with financial institutions, so that such transactions are captured, recognized, and disclosed in the consolidated financial statements. The Group does not carry out investments of a nature speculative in derivatives or any other risk assets.

Derivatives are only used for economic hedging purposes and not as speculative investments. Trading derivatives are classified as current assets or liabilities.

To hedge commodity prices, the Group enters into a future commodity sale agreement with a trading company. The Group limits exposure to commodity prices by swapping liabilities with trading houses and hedge foreign exchange exposure through futures and derivatives.

	March 31, 2023	June 30, 2022

Options (put/call of commodities) (i)	81,977	(5,662)
Forwards (R$/US$)	3,666	(224)
Swap (R$/US$)	(8,724)	6442

Derivative financial instruments, net	76,919	556

(i)	See note 10 that describe the exposure to commodity prices and volume.

8.	Inventories

March 31, 2023	June 30, 2022

35

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Goods for resale	2,148,059	1,759,227
(-) Allowance for inventory losses	(14,692)	(10,186)

Total	2,133,367	1,749,041

9.	Taxes recoverable

	March 31, 2023	June 30, 2022

State VAT (“ICMS”) (i)	77,112	63,671
Brazilian federal contributions (ii)	148,586	59,975
Colombian federal contributions	34,628	21,016

Total	260,326	144,662

Current	132,370	93,725
Non-current	127,956	50,937

(i)	Refers to the Brazilian value-added tax on sales and services. The Group’s ICMS relates mainly to the purchase of inputs and the Group has the benefit of a reduced ICMS tax rate.

(ii)	Includes: a) credits arising from the Brazilian government’s taxes charged for the social integration program (PIS) and the social security program (COFINS), and Brazilian corporate income tax and social contributions. These credits, which are recognized as current assets, will be used by the Group to offset other Federal taxes; b) withholding and overpaid taxes which can be used to settle overdue or future payable federal taxes; c) withholding income tax on cash equivalents which can be used to offset taxes owed at the end of the calendar year, in case of taxable profit, or are carried forward in case of tax loss; and d) During 2022/2023 the Group obtained the benefit of deducting the ICMS benefit explained in item (i) in the income tax calculation. This was applied for the prior periods and generated an income tax credit recorded in the nine-month period ended March 31, 2023.

10.	Commodity forward contracts – Barter transactions

Through barter transactions, the Group sells agricultural inputs (seeds, crop protection products, fertilizers) in exchange for future delivery of grains and oilseeds (soybeans and corn) at harvest. The mechanics involve signing a contract with the client, specifying the volume of commodities to be delivered in exchange for our input products. The client's obligation is to deliver the agreed-upon commodities as payment, serving as collateral.

The fair value of commodity forward contracts is as follows:

	March 31, 2023	June 30, 2022

Fair value of commodity forward contracts as of June:
Assets
Purchase contracts	2,428	16,054
Sale contracts	60,035	16,746

36

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	62,463	32,800
Liabilities
Purchase contracts	(143,301)	(14,995)
Sale contracts	(810)	(12,043)

	(144,111)	(27,038)

The changes in fair value recognized in the statements of profit or loss are in note 27.

The main assumptions used in the fair value calculation are as follows:

	Outstanding Volume (tons)	Average of contract prices R$/Bag	Average Market Prices (Corn R$/bag (ii); Soybean US$/bu(i))	Soybean market premium (US$/bu)	Freight (R$/ton)
Purchase Contracts
Soybean
As of June 30, 2022	81,379	147.65	14.52	0.4	358.55
As of March 31, 2023	321,446	152.17	14.05	-0.2	320.18
Corn
As of June 30, 2022	181,475	67.47	86.95	N/A	381.00
As of March 31, 2023	308,015	67.92	78.87	N/A	352.18

Selling Contracts
Soybean
As of June 30, 2022	70,191	147.46	14.56	0.5	367.46
As of March 31, 2023	148,326	153.11	15.04	-0.8	306.89
Corn
As of June 30, 2022	114,063	67.45	87.06	N/A	451.83
As of March 31, 2023	75,060	72.40	78.83	N/A	324.31

(i)	Market price published by Chicago Board of Trade which is a futures and options exchange in United States.

(ii)	Market price published by B3 – Brasil, Bolsa, Balcão which is a futures, options and stock exchange in Brazil.

11.	Right-of-use assets and lease liabilities

37

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The carrying amounts of right-of-use assets and lease liabilities as of March 31, 2023 and June 30, 2022 are described below:

(a)	Right-of-use assets

	Vehicles	Buildings	Machinery and equipment	Total

Cost	74,604	124,594	46,110	245,308
Accumulated depreciation	(28,756)	(60,564)	(15,809)	(105,129)

Balance at June 30, 2022	45,848	64,030	30,301	140,179

Cost	96,533	148,944	68,025	313,502
Accumulated depreciation	(46,400)	(77,728)	(26,077)	(150,205)

Balance at March 31, 2023	50,133	71,216	41,948	163,297

Right-of-use assets amortization expense for the nine-month period March 31, 2023 was R$38,160 (R$38,284 for the nine-month period March 31, 2022).

(b)	Lease liabilities

	March 31, 2023	June 30, 2022

Vehicles	60,288	49,588
Buildings	93,694	80,768
Machinery and equipment	26,286	24,897

Total	180,268	155,253

Current	88,463	69,226
Non-current	91,805	86,027

Total interest on lease liabilities incurred for the nine-month period ended March 31, 2023 was R$12,689 (R$9,584 for the nine-month period ended March 31, 2022).

38

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

12.	Property, plant and equipment

(a)	Property, plant and equipment balance is as follows:

	Vehicles	Lands, buildings and improvements	Machines, equipment and facilities	Furniture and fixtures	Computer equipment	Total

Cost	36,316	99,541	53,699	11,892	4,372	205,820
Accumulated depreciation	(26,208)	(7,968)	(18,581)	(5,031)	(1,827)	(59,615)

Balance at June 30, 2022	10,108	91,573	35,118	6,861	2,545	146,205

Cost	38,775	125,578	62,972	14,077	5,369	246,771
Accumulated depreciation	(29,258)	(12,643)	(20,254)	(6,322)	(2,547)	(71,024)

Balance at March 31, 2023	9,517	112,935	42,718	7,755	2,822	175,747

Depreciation expense of property, plant and equipment for the nine-month period ended March 31, 2023 was R$12,512 (R$6,850 for the nine-month period ended March 31, 2022).

There were no indications of impairment of property and equipment as of and for the nine-month period ended March 31, 2022.

39

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

13.	Intangible assets

(b)	Intangible assets balance is as follows:

	Goodwill	Customer relationship	Purchase contracts and brands	Software and other	Total
Cost:
At June 30, 2021	396,716	256,225	15,031	38,580	706,552

Additions	-	-	-	17,793	17,793
Business combinations	71,348	45,922	8,764	-	126,034
Translation adjustment	(1,559)	(670)	(1,949)	-	(4,178)
Other (ii)	(14,531)	-	-	-	(14,531)

At June 30, 2022	451,974	301,477	21,846	56,373	831,670

Additions	-	-	-	7,232	7,232
Business combinations (i)	95,150	30,755	-	-	125,905
Other (iii)	(3,201)				(3,201)
Translation adjustment	(2,654)	(1,770)	(128)	(26)	(4,579)

At March 31, 2023	541,269	330,462	21,718	63,579	957,027

Amortization:
At June 30, 2021		45,760	1,085	2,897	49,742

Amortization for the period	-	43,742	5,844	8,021	57,607

At June 30, 2022	-	89,502	6,929	10,918	107,349

Amortization for the period	-	33,896	2,215	16,810	52,921

At March 31, 2023	-	123,398	9,144	27,728	160,270

At June 30, 2022	451,974	211,975	14,917	45,455	724,321
At March 31, 2023	541,269	198,787	12,574	44,128	796,757

(i) Balances arising from business combinations (Note 18).

(ii) Balances arising from the adjustment in the purchase price from acquisition of Desempar and Cultivar, which occurred in the year ended June 30, 2021. The consideration for each acquisition was subject to post-closing price adjustments, based on the working capital variations of the purchased company.

40

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(iii) Balance arising from the adjustment in the purchase price from acquisition of Agrozap, which occurred in the year ended June 30, 2022. The consideration for the acquisition was subject to post-closing price adjustment, based on the working capital variations of the purchased company.

41

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Impairment of intangible assets

For the nine-month period ended December 31, 2022, there were no indications that the Group’s intangible assets might be impaired.

14.	Trade payables

(a)	Trade payables

	March 31, 2023	June 30, 2022

Trade payables – Brazil	4,323,712	1,990,089
Trade payables – Colombia	266,281	311,611

Total	4,592,993	2,301,700

The average effective interest rate used to discount trade payables for the nine-month period ended March 31, 2023 was 1.58% per month (1.18% as of June 30, 2022).

(b)	Guarantees

The Group acquires guarantees with financial institutions in connection with installment purchases of agricultural inputs from certain suppliers. These guarantees are represented by short-term bank guarantees and endorsement to the supplier of CPRs obtained from customers in the sale process. The amount of these guarantees as of March 31, 2023 was R$1,738,140 (R$506,750 as of June 30, 2022).

15.	Borrowings

	March 31, 2023	June 30, 2022

Borrowing in Colombia	63,545	39,755
Borrowings in Brazil	1,341,657	670,797

Total borrowings	1,405,202	710,552

(a)	Debt composition

42

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Average interest rate March 31, 2023 (i)	March 31, 2023	Average interest rate June 30, 2022(i)	June 30, 2022
Debt contracts in Brazil in:
R$, indexed to CDI (ii) (iv)	16.62%	1,084,771	14,45%	525,099
R$, with fixed interest (iv)	8.76%	14,334	-
U.S. Dollars, with fixed interest (iv)	4.03%	245,354	3,16%	145,698
Debt contracts in Colombia in:
COP, indexed to IBR (iii) / (iv)	15.43%	57,940	14,26%	39,755
COP, with fixed interest (iv)	15.72%	2,803	-	-

Total		1,405,202		710,552

Current		1,334,690		681,217
Non-current		70,512		29,335

(i)	In order to determine the average interest rate for debt contracts with floating rates, the Group used the rates prevailing during the periods.

(ii)	Brazilian reais denominated debt that bears interest at the CDI Rate (see Note 7 for a definition of those indexes), plus spread.

(iii)	Colombian peso-denominated debt that bears interest at the IBR rate (see Note 7 for a definition of those indexes), plus spread.

(iv)	The borrowings are guaranteed by bank guarantees in the amount of R$191,000 and R$110,219 of transferred credit rights (see note 5).

(b)	Movement in borrowings

At June 30, 2022	710,552

Proceeds from borrowings	1,142,491
Repayment of principal amount	(624,453)
Accrued interest	227,016
Borrowings from acquired companies	25,756
Interest payment	(76,160)

At March 31, 2023	1,405,203

(c)	Schedule of maturity of noncurrent portion of borrowings

The installments are distributed by maturity year:

43

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

March 31, 2023

2024	7,474
2025	28,537
2026	4,009
2027	30,492

Total	70.512

(d)	Covenants

As of March 31, 2022, the Group has borrowings that required meeting covenants and financial rations including maintaining the current liquidity ratio at a level higher than 1.1. Covenants are measured on a yearly basis as of June 30 each year. Management monitors the calculations of this ratio periodically in order to verify indications of non-compliance with the contractual terms. On March 31, 2023, there were no indications the Group will not be able to comply with this ratio as of the next measurement period.

16.	Obligations to FIAGRO quota holders

On July 22, 2022, the Group entered into an agreement to transfer receivables in the aggregate amount of R$160,000 to FIAGRO, a structured entity, as defined by IFRS 10, established under Brazilian law designed specifically for investing in agribusiness credit rights receivables. The acquisition of such receivables by the FIAGRO investment fund enables the Group to anticipate the receipt of funds from such receivables.

The Group holds all subordinated quotas issued by the FIAGRO, representing approximately 5% of the total outstanding quotas in an aggregate amount of R$8,100 while other parties hold all senior and mezzanine quotas, representing approximately 95% of the total outstanding quotas, which includes certain of Patria’s related parties that acquired the mezzanine quotas of FIAGRO in an aggregate amount of R$56,000. Under the terms of the FIAGRO, we are not liable in case there is a default on the credit rights acquired by the fund, but any such default may adversely affect our stake in FIAGRO quotas. Our agreement to assign certain credit rights to FIAGRO will expire when all assigned receivables have been liquidated.

The bylaws of the FIAGRO were established by the Group at their inception, and grant the Group significant decision-making authority over these entities, such as the right to determine which credits rights are eligible to be acquired by the FIAGRO.

In addition, senior and mezzanine quota holders receive interest at a benchmark rate of return ranging from the CDI rate + 2.45% per year up to the CDI rate + 8.0% per year. Residual returns from the FIAGRO fund, if any, are paid on the subordinated quotas, which do not bear interest and are not otherwise entitled to any pre-established rate of return. Senior and mezzanine quotas amortize

44

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

annually over a three-year period after an initial 24-month grace period, whereas subordinated quotas amortize at the end of the fifth annual period.

In accordance with IFRS 10, we concluded we control FIAGRO and, therefore, it is consolidated in our financial statements. The senior and mezzanine quotas are accounted for as a financial liability under “Obligations to FIAGRO quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense.

17.	Payables for the acquisition of subsidiaries

The purchase agreements for acquisition of subsidiaries include payments to the seller in the event of successful collection, after the acquisition date of outstanding receivables and certain tax credits subject to administrative proceedings. See Note 18.

Consideration paid during the nine-month period March 31, 2023, net of cash acquired, was R$121,410 which includes installment payments for acquisitions completed in previous years in the amount of R$65,242 (R$213,212 on June 30, 2022, which includes payments for acquisitions made in previous years in the amount of R$140,346). All these payments are included in the “Acquisition of subsidiary, net of cash acquired” in the cash flows.

18.	Acquisition of subsidiaries

(a)	Acquisitions for the nine-month period ended March 31, 2023

The fair value of the identifiable assets and liabilities, consideration transferred and goodwill as of the date of each acquisition was:

	Fair value as of the acquisition date
Assets	Floema (d)	Casa Trevo (e)	Provecampo (f)	Sollo Sul and Dissul (g)	Total
Cash equivalents	24,167	12,306	10,479	16,307	63,259
Trade receivables	19,892	32,106	7,499	132,467	191,964
Inventories	52,133	61,734	11,320	84,226	209,413

45

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Other assets	11,739	4,750	23	46,663	63,175
Property, plant and equipment	1,152	867	983	2,372	5,374
Intangible assets	14,879	1,676	12,117	2,083	30,755

	123,962	113,439	42,421	284,118	563,940

Liabilities
Trade payables	88,902	48,070	10,980	80,811	228,763
Borrowings	-	-	-	25,756	25,756
Provision for contingencies	-	10,245	-	-	10,245
Other liabilities	1,543	13,659	6,910	87,921	110,033

	90,445	71,974	17,890	194,488	374,797

Total identifiable net assets at fair value	33,517	41,465	24,531	89,630	189,143
Non-controlling interests (i)		(6,220)	-	-	(6,220)
Goodwill arising on acquisition	25,796	9,625	2,010	57,719	95,150
Consideration transferred	59,313	44,870	26,541	147,349	278,073

Cash paid	25,294	23,619	17,682	52,832	119,427
Shares issued (i)	12,296	-	-	-	12,296
Payable in installments	21,723	21,251	8,859	94,517	146,350

(i) The total of non-controlling interests and shares issued represents the acquisition of subsidiaries presented in the statement of changes in net investment.

(b)	Acquisitions in the year ended June 30, 2022

The fair value of the identifiable assets and liabilities, consideration transferred and goodwill as of the date of each acquisition was:

	Fair value as of the acquisition date
Assets	Produtiva (h)	Cenagro (i)	Cenagral (j)	Union Agro (k)	Agrozap (l)	Nova Geração (m)	Total
Cash and cash equivalents	53,699	2,142	1,064	66,256	9,028	1,617	133,806
Trade receivables	27,610	11,792	7,492	117,882	98,201	47,978	310,955

46

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Inventories	46,261	22,670	5,833	42,435	85,683	9,631	212,513
Other assets	8,472	12,225	1,023	4,524	22,204	2,893	51,341
Property, plant and equipment	1,223	1,266	363	26,659	2,642	585	32,738
Intangible assets (i)	26,074	2,602	7,437	8,293	6,015	4,265	54,686
	163,339	52,697	23,212	266,049	223,773	66,969	796,039

Liabilities
Trade payables	77,063	17,008	2,097	24,750	136,086	37,532	294,536
Borrowings	-	3,045	-	25,157	50,701	6,194	85,097
Provision for contingencies	-	-	-	11,362	-		11,362
Other liabilities	8,898	18,410	5,750	9,923	25,029	743	68,753
	85,961	38,463	7,847	71,192	211,816	44,469	459,748

Total identifiable net assets at fair value	77,378	14,234	15,365	194,857	11,957	22,500	336,291
Non-controlling interests	-	(2,847)	(3,073)	(52,611)	(4,215)	-	(62,746)
Goodwill arising on acquisition	9,491	11,468	9,003	-	33,218	8,168	71,348
Gain on bargain purchase	-	-	-	(18,295)	-		(18,295)
Consideration transferred	86,869	22,855	21,295	123,951	40,960	30,668	326,598

Cash paid	36,385	16,724	15,376	103,800	18,813	15,574	206,672
Shares issued	22,500	-	-	-	-	7,807	30,307
Payable in installments	27,984	6,131	5,919	20,151	22,147	7,287	89,619

(c)	Fair value of assets acquired

The Group estimated the fair value of significant assets acquired using the following valuation methods:

47

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Item	March 31, 2023	June 30, 2022	Nature	Valuation method
Customer relationship	30,755	45,922	A loyal relationship between the acquirees and its customers, which translates into recurring purchases of products and services	Multi Period Excess Earnings Method (MPEEM)
Inventories	209,413	212,513	Inventories	Selling price less all expenses related to the distribution of that good
Brand	-	8,764	Private label products (Produtiva, Union and Cenagral)	Relief from Royalty method

	240,168	267,199

There were no differences between accounting basis and tax basis on fair value adjustments, and therefore no deferred taxes were recorded, except for Provecampo, where the Group identified a difference in the accounting and tax basis and recorded a corresponding deferred tax liability of R$4,110 once the Group does not have a viable tax plan that will permit that the accounting basis and tax basis be the same after the acquisition.

(d)	Acquisition of Floema

On March 22, 2022, the Group signed an agreement for the acquisition of Floema Soluções Nutricionais de Cultivos Ltda. (“Floema”), establishing the terms and other conditions for its acquisition.

The fair value of the shares issued to this acquisition was based on an equity transaction with third parties close to the acquisition date.

The acquisition was completed on August 4, 2022 and the Group currently owns a 63.61% interest.

(e)	Acquisition of Casa Trevo Participações S.A.

On May 5, 2022, the Group signed an agreement for the acquisition of Casa Trevo Participações S.A. (“Casa Trevo”), establishing the terms and other conditions for its acquisition.

The acquisition was completed on August 31, 2022 and the Group currently owns a 79.14% interest.

(f)	Acquisition of Provecampo

On June 16, 2022, the Group signed an agreement for the acquisition of Provecampo S.A.S. (“Provecampo”), an entity incorporated in Colombia, establishing the terms and other conditions for its acquisition.

The acquisition was completed on July 29, 2022 and the Group currently owns a 94.93% interest.

48

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(g)	Acquisition of Sollo Sul e Dissul

On July 22, 2022, the Group signed an agreement for the acquisition of Sollo Sul Insumos Agrícolas Ltda (“Sollo Sul”) and Dissul Insumos Agrícolas Ltda. ("Dissul"), establishing the terms and other conditions for its acquisition.

The acquisition was completed on November 30, 2022 and the Group currently owns a 93.11% interest.

(h)	Acquisition of Produtiva

On June 23, 2021, an agreement was signed between Produtec Comércio e Representações S.A. (“Produtec”), a subsidiary of Lavoro Brazil, to acquire Produtiva Agronegócios Comércio e Representações S.A. (“Produtiva”), establishing the terms and other conditions for its acquisition.

The fair value of the shares issued to this acquisition was based on an equity transaction with third parties close to the acquisition date.

The acquisition was completed on September 2, 2021, and the Group currently indirectly owns an 80% interest.

Under the terms of the acquisition agreement the Group is committed to repaying the sellers an amount of R$4,733 related to the successful collection of receivables past due as of the acquisition date.

(i)	Acquisition of Cenagro

On July 28, 2021, the Group signed an agreement to acquire Grupo Cenagro SAS (“Cenagro”), an entity incorporated in Colombia, establishing the terms and other conditions for its acquisition.

The acquisition was completed on August 31, 2021 and the Group currently owns an 80% interest in Cenagro.

(j)	Acquisition of Cenagral

On July 28, 2021, the Group signed an agreement to acquire Cenagral SAS (“Cenagral”), an entity incorporated in Colombia, establishing the terms and other conditions for its acquisition.

The acquisition was completed on August 31, 2021 and the Group currently owns an 80% interest in Cenagral.

(k)	Acquisition of Union Agro

49

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

On July 26, 2021, the Group signed an agreement to acquire Union Agro S.A. (“Union Agro”), establishing the terms and other conditions for its acquisition.

The acquisition was completed on October 28, 2021 and the Group currently owns a 73% interest.

A gain on bargain purchase in the amount of R$18,295 was recognized on the acquisition date. This gain is recorded under other operating income, net, as discussed in Note 26.

(l)	Acquisition of Agrozap

On August 5, 2021, the Group signed an agreement for the acquisition of Facirolli Comércio e Representações Ltda. (“AgroZap”), establishing the terms and other conditions for its acquisition.

The acquisition was completed on January 7, 2022 and the Group currently owns a 54.36% interest.

Under the terms of the acquisition agreement, the Group is committed to repaying the sellers an amount of R$4,029 related to the successful collection of receivables past due as of the acquisition date.

(m)	Acquisition of Nova Geração

On December 24, 2021, the Group signed an agreement for the acquisition of Nova Geração Comércio de Produtos Agrícolas Ltda. (“Nova Geração”), establishing the terms and other conditions for its acquisition.

The acquisition was completed on April 6, 2022 and the Group currently owns a 66.75% interest.

Total consideration transferred amounted to R$30,668 of which R$10,930 was paid in cash on the closing date of the acquisition, which occurred on April 6, 2022 and R$7,807 was paid in shares. The remaining R$11,931 will be paid in cash in April 2023.

(h)	Pro forma information

The following tables discloses the Group’s revenues and profit or loss for the period assuming all of the acquisitions completed during the year were completed at the beginning of such year:

	March 31, 2023	March 31, 2022

Revenues	8,356,011	7,715,672
Profit (loss) for the period	(103,300)	311,021

(i)	Revenues and results from new subsidiaries

50

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The revenues and profit or loss of the acquisitions from the acquisition date through the end of the fiscal year in which the acquisition was completed and included in the combined statement of profit or loss are as follows:

Acquisitions in the period ended March 31, 2023:

	Revenues	Profit (loss)	Period from
Provecampo	23,913	2,869	August 2022
Floema	185,777	14,564	August 2022
Casa Trevo	110,705	(546)	September 2022
Sollo Sul	108,738	(11,693)	December 2022
Dissul	6,307	60	December 2022

Total	435,440	5,254

Acquisitions in the year ended March 31, 2022:

	Revenues	Profit	Period from
Produttiva	131,693	15,600	September 2021
Cenagro	105,369	9,128	September 2021
Cenagral	103,616	365	September 2021
Union Agro	110,573	4,672	November 2021
Agrozap	18,385	458	January 2022

Total	469,636	30,223

(j)	Signed agreement of acquisitions

•	Acquisition of NS Agro S.A. (“NS Agro”)

The Group signed an agreement on August 25, 2022, for the acquisition of 82% interest in NS Agro S.A. (“NS Agro”), establishing the terms and other conditions for its acquisition. Consideration to be transferred for the acquisition amounted to R$664,210 to be paid in cash in three installments. The completion of this acquisition is subject to the usual precedent conditions for this type of transaction, including the approval by the regulatory authorities in Brazil, and has not been completed by the Group as of the issuance date of these interim financial statements.

51

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

•	Acquisition of Referencia Agroinsumos LTDA. (“Referencia”)

On February 28, 2023, the Group entered into an agreement for the acquisition of a 70% interest in Referencia Agroinsumos LTDA., or “Referencia Agro.” The consideration transferred totaled R$140,000 of which R$105,000 will be paid in cash on the closing date and R$35,000 a year after the closing date.

The completion of this acquisition is subject to the fulfilment of conditions precedent customary for this type of transaction, which include obtaining the requisite approvals from the relevant regulatory authorities in Brazil, and has not been completed by the Group as of the issuance date of these interim financial statements.

19.	Accounting considerations related to the SPAC Transaction

On February 28, 2023, Lavoro and TPB Acquisition Corp. consummated a capital reorganization transaction as described in note 1.b.

The SPAC Transaction was accounted for as a capital reorganization in accordance with IFRS 2, Share-based Payment. Under this method of accounting, TPB Acquisition Corp. is treated as the “acquired” company for financial reporting purposes and Lavoro as the accounting “acquirer”. The net assets of TPB Acquisition Corp were stated at historical cost, with no goodwill or other intangible assets recorded. The SPAC Transaction, which is not within the scope of IFRS 3, since TPB Acquisition Corp. did not meet the definition of a “business” pursuant to IFRS 3, was accounted for within the scope of IFRS 2 — Share-Based Payments, or IFRS 2. Any excess of fair value of Lavoro’s ordinary shares issued over the fair value of TPB Acquisition Corp identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Accordingly, the Group recorded a listing expense as follows:

As of February 27, 2023
Deemed cost of shares issued to TPB Acquisition Corp shareholders (i)	893,613
Less: Net assets of TPB Acquisition Corp at historical cost	(574,059)
Listing expense	319,554

52

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(i)	Estimated fair value determined based on the opening quoted market price of $9.55 per share as of March 1, 2023 and foreign exchange rate reported by the Brazilian Central Bank of $1.00 to R$5.21.

Warrants

TPB Acquisition Corp. issued 10,086,606 public and private warrants to certain of its shareholders and its maturity is February 28, 2028. Such public and private warrants were assumed by Lavoro as a result of the SPAC Transaction. The aggregate fair value of the private and public warrants as of March 31, 2023 is R$32,459, and the warrants are reported in the condensed consolidated statement of financial position as warrant liabilities under non-current liabilities. For both the three-month and nine-month period ending March 31, 2023, the Group recognized a gain of R$7,744 related to changes to the fair value of public warrants and private warrants. The fair value of the warrants was calculated based on the listed market price of such warrants.

Vesting founder shares and unvested founder shares

As part of the SPAC Transaction certain TPB Acquisition Corp.’s shareholders were issued a number of Lavoro ordinary shares tin exchange of TPB Acquisition Corp.’s Class B Ordinary Share that they held prior to the completion of the SPAC Transaction, of which (i) Two-thirds (3,006,050) of such Lavoro ordinary share were deemed to be vesting founder share, and (ii) one-third (1,503,025) of such Lavoro ordinary share were issued to those shareholders.

Vesting founder shares will be subject to certain vesting conditions. If at any time during the 3-year period following the close of the SPAC Transaction, for over any 20 trading days within any consecutive 30 trading day period, the closing share price of Lavoro ordinary share is greater than or equal to:

- $12.50, then one-half of the vesting founder shares will vest; and

- $15.00, then an additional one-half of the vesting founder shares will vest.

Lavoro’s ordinary share price targets will be equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting Lavoro’s ordinary shares. Any vesting founder shares that will not vest during the 3-year period following the closing of the SPAC Transaction will be forfeited after the 3-year period.

The vesting founder shares are considered equity classified contingent considerations under IFRS 2 and are reported as additional paid-in capital under equity.

In order to determine the fair value of the Vesting Founder Shares as of the closing of the SPAC Transaction, a Monte Carlo simulation was used, where the future stock price was modeled such that it follows a geometric Brownian motion with constant drift and volatility, where volatility was based on quoted prices of comparable companies. A volatility rate of 54.4% and a risk-free rate of 4.51% were used in the model. Value per share was $9.53 and $8.53 for the shares vesting at $12.50 and $15.00, respectively. In order to determine the fair value of the Unvested Founder Shares as of the closing of the SPAC Transaction, the shares were discounted using a Finnerty put model, assuming a risk-free rate of 4.88%, volatility rate of 54.4%, and a restricted term of 3 months (the estimated time to complete a registration statement). Value per share was determined to be $10.08.

Forward share purchase agreements

TPB Acquisition Corp. entered into certain Forward Share Purchase Agreements with certain shareholders of TPB Acquisition Corp., in which TPB Acquisition Corp. agreed to purchase, in the

53

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

aggregate, up to 2,830,750 of TPB Acquisition Corp.’s Class A Ordinary Shares held by those equity holders, either after 24 months after closing of the SPAC Transaction or after meeting certain criteria as defined in the Forward Share Purchase Agreements. Such Forward Share Purchase Agreements were assumed by the Lavoro, whereby Lavoro agreed to purchase the same number of Lavoro’s ordinary shares under the same conditions as defined in those Forward Share Purchase Agreements. Lavoro placed a designated balance of funds into an escrow account at the closing of the SPAC Transaction for the purpose acquiring such shares.

Lavoro s Ordinary Shares subject to the Forward Share Purchase Agreement are considered financial liabilities and are recorded in the condensed consolidated statement of financial position as Liability for FPA Shares in non-current liabilities at the amounts deposited in the escrow account. The designated balance of funds in the escrow account is reported in the condensed consolidated statement of financial position as restricted cash. The amount of Liability for FPA Shares and the restricted cash was R$146,674 as of March 31, 2023.

20.	Income taxes

(a)	Reconciliation of income taxes expense

	March 31, 2023	March 31, 2022

Profit (loss) before income taxes	(192,265)	352,882
Statutory rate (i)	34%	34%

Income taxes at statutory rate	66,324	(119,980)

Unrecognized deferred tax asset (ii)	(162,506)	18,697

54

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Difference from income taxes calculation based on taxable profit computed as a percentage of gross revenue	11,023	7,422
Deferred income taxes over goodwill tax recoverable	(5,044)
Tax benefit (iii)	163,963	-
Other	(3,543)	(10,543)

Income tax expense	70,217	(104,404)
Income tax and social contribution effective rate	-35.84%	29.59%

Current income taxes	(17,921)	(117,836)
Deferred income taxes	88,138	13,432

(i)	The effective tax rate reconciliation considers the statutory income taxes rates in Brazil, due to the significance of the Brazilian operation when compared to Colombia. The difference to reconcile the effective rate to the Colombian statutory rate (32%) is included in others.

(ii)	The Group did not recognize deferred tax assets on accumulated tax losses from certain subsidiaries in a total amount of unrecognized credits on tax losses of R$160,600 (R$80,100 for March 31, 2022). The Group assessed that is unlikely that these subsidiaries will generate future taxable income in the foreseeable future.

(iii)	This amount reflects the tax benefit from the deduction of the ICMS tax benefits in the calculation of the income tax (see note 9).

(b)	Deferred income taxes balances

	March 31, 2023	June 30, 2022

Deferred assets and liabilities:
Amortization of fair value adjustment	62,968	32,787
Tax losses	94,749	49,332
Allowance for expected credit losses	49,574	51,379
Adjustment to present value	17,230	40,639
Provision for management bonuses	21,826	26,738
Allowance for inventory losses	3,780	3,463
Financial effect on derivatives	(28,578)	2,001
Fair value of commodity forward contracts	27,753	(1,959)
Unrealized exchange gains or losses	(1,928)	(1,803)
Unrealized profit in Inventories	(4,766)	8,187

55

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Amortized right-of-use assets	7,115	2,617
Deferred tax on goodwill	5,044	-
Other provisions	18,888	(19,886)

Deferred income tax assets, net	285,174	200,986
Deferred income tax liabilities, net	(11,519)	(7,491)

Deferred income tax assets, net	273,655	193,495

Deferred income tax and social contribution

At June 30, 2021	114,748

Recognized in the statement of income	78,747

At June 30, 2022	193,495

Recognized in the statement of income	85,286
Deferred tax from acquired companies	(5,126)

At March 31, 2023	273,655

21.	Provisions for contingencies

Probable losses

The balance of probable losses from civil, tax and labor contingencies recognized by the Group was R$9,856 and R$2,966 respectively as of March 31, 2023 and June 30, 2022.

Possible losses

The Group is a party to various proceedings involving tax, environmental and civil matters that were assessed by management, under advice of legal counsel, as possibly leading to losses. Possible losses from contingencies amounted to R$81,004 and R$11,600 as of March 31, 2023 and June 30, 2022, respectively.

22.	Advances from customers

(a)	Movement in the period

	March 31, 2023	June 30, 2022

Balance as of the beginning of the period	320,560	509,403

56

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Revenue recognized that was included in the contract liability balance at the beginning of the year	(320,560)	(509,403)
Increase in advances	281,726	301,963
Advances from acquired companies	61,115	18,597

Balance at the end of the period	342,841	320,560

23.	Related parties

Related parties of the Group that have receivable, payable or other balances are either (i) Non-controlling shareholders, (ii) Patria Investments Limited, which manages the funds that control the Group, or (iii) Key management personnel.

(a)	Breakdown of assets and liabilities:

	March 31, 2023	June 30, 2022

Assets
Trade receivables (i)	22,929	11,677
Advances to suppliers (i)	67	67

Total assets	22,996	11,744

Liabilities
Trade payables (i)	1,725	274
Advances from customers (i)	81	1,097
Payables for the acquisition of subsidiaries (ii)	170,126	63,930

Total liabilities	171,932	65,301

57

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(i)	Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries. Such transactions are carried at the same commercial terms as non-related parties customers.

(ii)	Payments in installments to the non-controlling shareholders related to certain business combinations as described in Note 18.

(b)	Statement of profit or loss

	March 31, 2023	March 31, 2022

Revenue from sales of products (i)	28,699	32,246
M&A and monitoring expenses (ii)	(16,699)	(1,992)
Interest on payables for the acquisition of subsidiaries	(2,938)	(11,691)
Other expenses	(205)	-

Total	8,857	18,563

(i)	Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries. Such transactions are carried at the same commercial terms as non-related party customers.

(ii)	Expenses paid to the Parent in relation to management support services for acquisition transactions by Gestão e Transformação S.A.

(c)	Key management personnel compensation

	March 31, 2023	March 31, 2022

Wages	10,433	11,164
Direct and indirect benefits (i)	435	427
Share-based payment benefits	6,927	-
Variable compensation (bonuses) (i)	23,677	3,992

Short-term benefits (ii)	41,473	15,583

(i) Comprised of short-term benefits.

(ii) The amounts described above include payments to Lavoro Brazil’s board of directors and the executive officers.

24.	Equity

(a)	Prior reorganization

58

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The combined financial statements were prepared in accordance with principles described in Note 2. No share capital is presented. The net investment and the profit for the period is derived by aggregating the net assets and business activities of the Group.

Acquisition of non-controlling interests

In 2022, the Group acquired an additional 26.24% stake of Cultivar for R$42,500. The carrying amount of the 26.24% non-controlling interest was R$16,607. The Group recognized a decrease in non-controlling interest of R$16,607 and a decrease in net investment of the Parent of R$25,893.

In 2022, the Group acquired an additional 6.89% stake of Pitangueiras for R$45,000. The carrying amount of the 6.89% non-controlling interest was R$19,569. The Group recognized a decrease in non-controlling interest of R$19,569 and a decrease in net investment of the Parent of R$25,431. Agrovenci, Qualiciclo, Desempar Participações, Denorpi, Deragro, Desempar Tecnologia, Futuragro, Plenafértil, Realce, Cultivar and Nova Geração are direct or indirect controlled by Pitangueiras and the equity interest of each subsidiary were changed on the consolidated financial statements as described in note 2.c.

The effect on the total net investment during the period is summarized as follow:

In the period ended December 31, 2022:

Carrying amount of non-controlling interests acquired	36,176
Consideration paid to non-controlling interests	(87,500)
Excess of consideration paid recognized in net investment of the Parent	(51,324)

(b)	After reorganization

The following table illustrates the impact of the closing of SPAC Transaction on the shareholders’ equity of the Lavoro:

Ordinary authorized and issued shares	Number of shares	Share capital	Additional Paid-in Capital
Net investment	-	-	-
Shares issued to the shareholders of Lavoro Agro Limited	98,726,401	514	1,485,135
Shares issued to the shareholders of TPB Acquisition Corp	14,875,879	77	670,256
As of March 31, 2023	113,602,280	591	2,155,391

Ordinary Shares

59

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

A Lavoro ordinary shares have a par value of R$0.01 and are entitled to one vote per share.

Other capital reserves

Other capital reserves is comprised of a reserves set-up by the Group stock option plan (an equity-settled share-based compensation plan).

Share based payment

Accounting policy for share based payment

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. That cost is recognized in personnel expenses (Note 26), together with a corresponding increase in equity (other capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

Service conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

Stock Option Plan (“SOP”)

On August 17, 2022, the Group approved the Lavoro Agro Holding S.A. Long-Term Incentive Policy (the “Lavoro Share Plan”). Under the Lavoro Share Plan, individuals selected by the Lavoro board of directors (“Selected Employees”) are eligible to receive incentive compensation consisting of cash, assets or share options issued by Lavoro Agro Limited, in an amount linked to the appreciation in the

60

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Lavoro Agro Limited share price at the time of the liquidity event, upon the satisfaction of certain conditions, as described below.

As of March 31, 2023, Lavoro has granted 46,875,000 share options as incentive compensation to Selected Employees. Share options granted under the Lavoro Share Plan will vest in the event the following market conditions are met (the “Market Conditions”):

(i) the occurrence of a liquidity event satisfying a minimum internal rate of return specified in the Lavoro Share Plan; and

(ii) the price per share obtained under such liquidity event must be greater than or equal to one of the following amounts:

(a) a pre-established reference price multiplied by three; or

(b) an amount calculated in accordance with a pre-established formula, in each case specified under the Lavoro Share Plan.

Moreover, upon the satisfaction of the Market Conditions, such share options will vest according to the following schedule (the “Service Conditions”):

(i) one-third of the options vest on the third anniversary of the grant date;

(ii) one-third of the options vest on the fourth anniversary of the grant date; and

(iii) one-third of the options vest on the fifth anniversary of the grant date.

The Lavoro Share Plan has a term of five years: if the Market Conditions have not been satisfied within this period, all options granted under the Lavoro Share Plan will be extinguished, with no further payment or incentive obligation remaining due by Lavoro. The consummation of the SPAC Transaction (see note 1) did not satisfy the Market Conditions.

As of February 28, 2023, the shareholders of Lavoro approved the Lavoro Share Plan. As a result, Lavoro reserved for issuance the number of ordinary shares equal to the number of Lavoro Share Plan Shares under the Lavoro Share Plan, as adjusted in accordance with the Business Combination Agreement, in an amount of 1,663,405 ordinary shares.

The exercise price of the stock options is equal to the options price agreed with the employee in the contracts, representing the amount of R$1 monetarily adjusted until the date on which the liquidity event occurs.

The fair value of share options granted is estimated at the date of grant considering the terms and conditions using the Black-Scholes model, taking into account the terms and conditions on which the share options were granted. The model also takes into account historical and expected dividends, and the share price volatility of the Lavoro.

The Group will settle these awards through equity instruments and accounts for the Lavoro Share Plan as an equity-settled plan.

61

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The expense recognized for employee services received during the period is shown in the following table:

Other capital reserves

At June 30, 2022	-

Share-based payments expense during the period	12,647

At March 31, 2023	12,647

There were no cancellations or modifications to the awards in 2022/2023.

The weighted average fair value of the options granted during the period was R$0.56 per option. The significant data included in the model were: weighted average share price of R$3.10 on the grant date, exercise price presented above, volatility of 33.88%, no dividend yield, an expected option life of three years and a risk-free annual interest rate of 12.49%.

Earnings per share

Earnings (loss) per share is calculated by dividing the profit (loss) for the period attributable to net investment of the parent/equity holders of the parent by the weighted average number of common shares available during the fiscal year. Diluted earnings (loss) per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.

The number of ordinary shares issued by Lavoro, as a result of the corporate reorganization is reflected retroactively, for purposes of calculating earnings per share in all prior periods presented.

62

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The table below show data used in calculating basic and diluted earnings (loss) per share attributable to the net investment of the parent/equity holders of the parent:

	Three-month period ended March 31, (Thousands)		Nine-month period ended March 31, (Thousands)
	2023	2022	2023	2022
Weighted average ordinary shares of Lavoro	113,602	113,602	113,602	113,602
Effects of dilution from:
Stock Options (i)	1,606	-	1,606	-
Number of ordinary shares adjusted for the effect of dilution	115,208	113,602	115,208	113,602

Profit (loss) for the period attributable to net investment of the parent/equity holders of the parent	(387,547)	66,604	(178,237)	187,643

Basic earnings (loss) per share	(3.41)	0.58	(1.57)	1.65
Diluted earnings (loss) per share	(3.41)	0.58	(1.57)	1.65

(i) Based on the numbers of shares reserved by Lavoro Limited to the Lavoro Share Plan, as explained above.

The Group reported a loss for the three and nine-month periods ended March 31, 2023, accordingly the ordinary shares related to the stock option plan have a non-dilutive effect and therefore were not considered in the total number of shares outstanding to determine the diluted earnings (loss) per share.

All public and private warrants are out of the money as of March 31, 2023; therefore, the approximately 6,012,099 and 4,071,507 public and private warrants, respectively, were not included in the calculation of the diluted earnings (loss) per share. Similarly, the 3,060,662 Founder Shares were not considered in the calculation of the diluted earnings (loss) per share due to the Group’s market share price.

25.	Revenue from contracts with customers

63

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Below is revenue from contracts with customers disaggregated by product line and geographic location:

	Three-month period ended March 31,		Nine-month period ended March 31,
	2023	2022	2023	2022

Inputs Retails sales
Brazil	1,934,558	1,955,988	6,459,340	5,150,882
Colombia	239,633	271,159	840,149	818,796
	2,174,191	2,227,147	7,299,489	5,969,678
Private Label products
Crop Care	88,578	104,211	580,117	266,685

Grains
Brazil	280,471	302,397	393,495	463,217
Colombia	1,213	4,828	32,894	20,000
	281,684	307,225	426,389	483,217
Services
Colombia	9,727	9,746	27,146	13,956

Eliminations between segments (i)	(28,025)	(38,529)	(300,811)	(108,955)

Total Revenues	2,526,155	2,609,800	8,032,330	6,624,581

Summarized by region
Brazil	2,275,582	2,324,066	7,132,140	5,756,658
Colombia	250,573	285,734	900,190	867,923

(i)	Sales between the Crop Care Cluster and the Brazil Cluster.

26.	Costs and expenses by nature

64

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The breakdown of costs and expenses by nature is as follows:

	Three-month period ended March 31,		Nine-month period ended March 31,
	2023	2022	2023	2022

Cost of inventory (i)	2,114,075	2,139,984	6,459,093	5,431,314
Personnel expenses	178,519	125,778	477,004	343,008
Maintenance of the units	11,026	10,428	26,482	25,513
Consulting, legal and other services	34,226	28,176	84,460	87,132
Freight on sales	16,705	12,203	44,271	33,856
Commissions	15,840	10,822	43,771	28,849
Storage	2,387	1,430	5,404	3,895
Travel	7,725	5,730	24,543	15,796
Depreciation	4,272	2,594	12,512	6,850
Amortization of intangibles	17,244	9,808	52,921	43,580
Amortization of right-of-use assets	13,990	16,099	38,160	38,284
Taxes and fees	7,372	8,844	21,998	19,508
Short term rentals	9,878	421	24,187	7,989
Business events	1,889	1,594	6,819	3,277
Marketing and advertising	4,332	3,018	11,470	14,408
Insurance	1,309	236	5,683	1,339
Utilities	3,683	11,300	14,892	16,348
Allowance for expected credit losses	22,028	23,178	39,866	24,066
Losses and damage of inventories	4,958	156	11,061	8,920
Fuels and lubricants	8,003	8,214	21,860	16,900
Legal fees	1,231	1,323	3,312	4,152
Other administrative expenditures	(24,034)	(22,702)	16,062	3,407

Total	2,456,658	2,398,634	7,445,831	6,178,391

Classified as:
Cost of goods sold	2,152,758	2,166,538	6,533,610	5,481,228
Sales, general and administrative expenses	303,900	232,096	912,221	697,163

(i)	Includes fair value on inventory sold from acquired companies, in the amounts of R$23,808 and R$22,669 respectively for the nine-month period March 31, 2023 and 2022, and R$10,251 and R$6,816 respectively for the three-month period March 31, 2023 and 2022.

27.	Finance income (costs)

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Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Three-month period ended March 31,		Nine-month period ended March 31,
	2023	2022	2023	2022

Finance income
Interest from cash equivalents	1,562	2,112	6,193	6,786
Interest arising from revenue contracts	90,231	126,812	229,681	312,913
Foreign exchange differences	2,640	15,178	-	22,613
Gain on changes in fair value of commodity forward contracts	68,278	(2,168)	68,278	-
Gain on changes in fair value of warrants (see note 19)	7,744	-	7,744	-
Other	(3,343)	(38)	12,458	-

Total	167,112	141,896	324,354	342,312

Finance costs
Interest on borrowings	(71,371)	(18,733)	(227,016)	(34,845)
Interest on leases	(4,362)	(4,088)	(12,689)	(9,584)
Interest on trade payables and acquisitions of subsidiary	(160,013)	(172,190)	(439,189)	(389,297)
Foreign exchange differences	-	-	(5,065)	-
Loss on changes in fair value of derivative instruments	7,513	(33,387)	-	(35,450)
Loss on fair value of commodity forward contracts	(75,990)	(2,056)	(80,964)	(2,056)
Bank guarantees	(1,796)	-	(11,912)	-
Other	(13,599)	3,076	(25,819)	(6,677)

Total	(319,618)	(227,378)	(802,654)	(477,909)

Finance costs, net	(152,506)	(85,482)	(478,300)	(135,597)

28.	Other operating (expenses) income, net

66

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Three-month period ended March 31,		Nine-month period ended March 31,
	2023	2022	2023	2022

Listing expense (ii)	(319,554)	-	(319,554)	-
Gain on bargain purchase (i)	-	-	-	18,295
Sales of fixed assets	(185)	2,215	1,289	2,816
Other operating income	(12,496)	(18,410)	17,740	13,890

Other operating income (expenses), net	(332,235)	(16,195)	(300,525)	35,001

(i)	Acquisition of Union. See note 18.

(ii)	This represents stock exchange listing service as a result of the SPAC Transaction. Refer to Note 19 for further discussion.

29.	Non-cash transactions

The Group carries out non-cash transactions which are not reflected in the statement of cash flows.

The Group had non-cash transactions related to the acquisition of subsidiaries through the issuance of shares and accounts payable as described in Note 18.

The Group had non-cash transactions related to the acquisition of non-controlling interest through the exchange of shares as described in Note 24.

The Group had non-cash transaction related to the SPAC Transaction as described in Note 19.

The Group also had non-cash additions to right-of-use assets and lease liabilities of R$65,213 in the six-month period ended March 31, 2023 (R$52,544 in the nine-month period ended March 31, 2022).

30.	Subsequent events

•	New financing transactions

Subsequent to March 31, 2023, certain of our Brazilian and Colombian subsidiaries entered into a number of financing agreements totaling an aggregate principal amount of R$163,875 with interest rates ranging from CDI Rate plus 2.63% to 2.90% and maturities ranging from May 2023 to April 2024 and COP$9,900,000 with interest rates up to IBR rate plus 3.83% and maturities to January 2024. These new financing transactions are in line with our business plan and reflect the seasonality of our business as the last quarter usually demands additional working capital.

•	Partnership with Brasilseg

On May 3, 2023, Lavoro announced its partnership with Brasilseg, an insurance company and affiliate of the Banco do Brasil group, to provide agricultural insurance solutions to Brazilian farmers. This

67

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

collaboration aligns with Group's expansion strategy, aiming to offer integrated services in an underexplored market in Brazil.

•	New Lavoro Equity Plan

On May 26, 2023 the Board of Directors approved a long-term incentive plan (the “New Lavoro Equity Plan”) in which eligible participants may include members of our management, our employees and our directors. Beneficiaries under the New Lavoro Equity Plan will be granted equity awards pursuant to the terms and conditions of the New Lavoro Equity Plan and any applicable award agreement.

•	Registration Statement on Form F-1

In connection with the Business CombinationSPAC Transaction, on March 23, 2023, the CompanyLavoro filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-1 (file number 333-270791) (as amended, the “Registration Statement”), registeringto register, among other things, the possible resale, from time to time, by the selling securityholders named therein of up toshareholders, an aggregate of 111,557,151 of the Company's Class A ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), consisting of: .

On May 25, 2023, the Registration Statement was declared effective by the SEC.

•	Closing of Cromo acquisition

On January 13, 2023, the Group entered into an agreement for the acquisition of a 70% interest in Cromo Indústria Química Ltda., or “Cromo.” The consideration transferred totaled R$21,700, of which R$10,800 will be paid in cash on the closing date, R$5,400 a year after the closing date and R$5,400 two years after the closing date.The completion of this acquisition is subject to the fulfilment of conditions precedent customary for this type of transaction, including the approval by the regulatory authorities in Brazil, and has not been completed by the Group as of the issuance date of these interim financial statements.

This acquisition was completed on May 31, 2023 and the Group currently owns a 70% interest.

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